11019356

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response....12.00

SEC FILE NUMBER
8- 49576

SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lighthouse Capital Corporation.

OFFICIAL USE ONLY
41812
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

659 Abrego Street, Ste. 6
(No. and Street)

Monterey (City) CA (State) 93940 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Zamecki 831-375-6624
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/25

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Zamecki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lighthouse Captial Corporation, as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert J. Zamecki
Signature

President
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California

County of Monterey

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2011, by Robert J. Zamecki, who proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]

Name Charlean Marsh
(typed or printed)

CHARLEAN MARSH
COMM. # 1743154
Notary Public-California
County of Monterey
My Comm. Exp. May 30, 2011

(This area for official notarial seal)

CM/cm

Lighthouse Capital Corporation

Financial Statements

and Supplemental Information

Year ended December 31, 2010

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

The Board of Directors and Stockholder
Lighthouse Capital Corporation

We have audited the accompanying statement of financial condition of Lighthouse Capital Corporation as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Lighthouse Capital Corporation. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lighthouse Capital Corporation as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 18, 2011

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Lighthouse Capital Corporation
Statement of Financial Condition
December 31, 2010

Assets

Current assets		
Cash and cash equivalents	$	9,609
Commissions receivable - securities		19,991
Receivables - other		8,750
Officer receivable		30,633
Prepaid expenses		3,802
Total current assets		72,785
Property and equipment, at cost		52,139
Accumulated depreciation		(51,132)
Property and equipment, net		1,007
Deposits - rent		1,700
Total assets	$	75,492

See accompanying notes.

Lighthouse Capital Corporation
Statement of Financial Condition
December 31, 2010
(Continued)

Liabilities and Stockholder's Equity

Current liabilities		
Accounts payable	$	5,271
Commissions payable - securities		14,264
Payroll and payroll taxes payable		49
Total current liabilities		19,584
Stockholder's equity		
Common stock; no par value; 1,000,000 shares authorized; 510,000 shares issued and outstanding		15,000
Additional paid in capital		1,331
Retained earnings		39,577
Total stockholder's equity		55,908
Total liabilities and stockholder's equity	$	75,492

See accompanying notes.

Lighthouse Capital Corporation
Statement of Operations
Year ended December 31, 2010

Revenue	
Commissions	$ 606,418
Conference income	1,500
Interest	19
Total revenue	607,937
Expenses	
Commissions	430,306
Officer salary and benefits	31,903
Office salary and benefits	4,620
Pension plan	19,000
Payroll taxes	742
Insurance	3,874
Office expense	6,094
Professional fees	34,450
Regulatory fees	26,048
Rent and utilities	16,776
Telephone and internet	11,864
Travel and entertainment	2,614
Depreciation and amortization	6,566
Total expenses	594,857
Income before income taxes	13,080
Income taxes	800
Net income	$ 12,280

See accompanying notes.

Lighthouse Capital Corporation
Statement of Changes in Stockholder's Equity
Year ended December 31, 2010

	Common stock		Additional	Retained	Total Stockholder's
	Shares	Amount	paid in capital	earnings	equity
Balances, January 1, 2010	510,000	$15,000	$1,331	$27,297	$43,628
Net income	--	--	--	12,280	12,280
Balances, December 31, 2010	510,000	$15,000	$1,331	$39,577	$55,908

See accompanying notes.

Lighthouse Capital Corporation
Statement of Cash Flows
Year ended December 31, 2010

Cash flows from operating activities	
Net income	$ 12,280
Adjustments to reconcile net income to net cash used by operating activities	
Depreciation and amortization	6,566
Changes to current assets and liabilities	
Commissions receivable - securities	(6,802)
Accounts receivable - other	(1,497)
Officer receivable	(19,873)
Prepaid expenses	(1,163)
Accounts payable	(22,433)
Commissions payable - securities	6,643
Income taxes payable	(626)
Payroll and payroll taxes payable	(157)
Net cash used by operating activities	(27,062)
Decrease in cash and cash equivalents	(27,062)
Cash and cash equivalents, January 1, 2010	36,671
Cash and cash equivalents, December 31, 2010	$ 9,609
Supplemental information	
Cash paid / (received) for income taxes	$ 800

See accompanying notes.

Note 1 - Summary of significant accounting policies

Basis of presentation

Lighthouse Capital Corporation (the Company) is a California-based broker-dealer engaging in general securities activities. Since February 5, 1997, the Company is registered as a broker-dealer with the Securities Exchange Commission and subject to the oversight of the Financial Industry Regulatory Authority (FINRA).

Securities and mutual fund transactions clear through a clearing broker and the mutual funds, respectively. The Company does not hold customer accounts. Starting in 2004 the Company expanded its activities to include assisting clients in achieving Internal Revenue Service Section 1031 exchanges.

On March 3, 1998, the parent corporation of the Company exchanged 100% of the shares of the Company for the entire interest of Robert Zamecki in the parent corporation. Robert Zamecki is the sole stockholder of the Company.

Basis of accounting

Commissions and fees earned by the Company are recorded on an accrual basis. Investment income is recorded as earned.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with commercial banks.

Allowance of uncollectible accounts receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collectability. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At December 31, 2010, the Company concluded that an allowance for doubtful accounts was not necessary.

Property and equipment

Property and equipment consists primarily of furniture and computer and office equipment. The Company states property and equipment at acquisition cost. The Company computes depreciation on property and equipment using the straight-line method over the useful lives of the property and equipment, ranging from five to seven years.

Note 1 - Summary of significant accounting policies (continued)

Organizational costs
The Company capitalized certain costs expended to begin operations. The Company provided for amortization of those capitalized costs using the straight-line method over five years. The fully amortized costs are no longer reflected on the balance sheet of the Company.

Officer compensation
Compensation paid to the officer/stockholder of the Company is on an as availability basis. That is, regardless of the commissions earned, compensation is recorded only when the cash and net capital requirements allow for the payment. Because of this arrangement, commissions earned by the officer/stockholder are not included in commissions payable. There were no commissions owed the officer/stockholder at December 31, 2010.

Income taxes
The Company follows accounting principles generally accepted in the United States in accounting for income taxes. The Company records deferred income tax assets (net of a valuation allowance) and liabilities based on the difference between assets and liabilities reported for income tax purposes and within these financial statements. Differences between income tax and financial statement assets and liabilities result primarily from using accelerated depreciation, loss carryforwards and use of the cash basis of accounting for income tax purposes.

The Company follows accounting principles generally accepted in the United States as they apply to accounting for uncertainty in income taxes. These policies have not had material impact on the Company's liability for unrecognized tax benefits. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years ended December 31, 2007 to 2010 are open for examination by the Internal Revenue Service and years 2006 to 2010 by the California Franchise Tax Board.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Note 2 - Clearing broker deposit and restricted cash and cash equivalents

The Company terminated its relationship with its clearing broker in 2009. As the Company seldom required its services, the fees became an unnecessary expense.

Note 3 - Receivables – other

Receivables – other represents an amount due from the Company's errors and omissions insurance carrier. During the year the Company was assessed a charge for future hearings before FINRA. At the time of the assessment the Company had met its deductable with respect to its errors and omissions insurance policy. As such, the charge was the responsibility of the insurance carrier. However, when the payment came due the insurance carrier was under review by the State of Neveda. Therefore, the Company paid the fee and expects to be reimbursed in 2011.

Note 4 - Deferred revenue

Deferred revenue consists principally of sponsorship fees received in advance of a conference that the Company puts on during May of each year. There was no deferred revenue at December 31, 2010.

Note 5 - Rent expense

The Company relocated its offices as of August 26, 2004. The Company leased these offices under a one year lease arrangement payable at $1,300 per month. Rent expense was $15,600 in 2010. The lease changed to a month to month operating arrangement as of September 30, 2010.

Note 6 - Income taxes

Income tax expense of $800 is the minimum amount currently due the State of California. There are no deferred taes for the year. The Company has net operating losses available to reduce taxes in future years.

Federal income tax – Current	$ -
Federal income tax – Deferred	-
State income tax – Current	800
State income tax – Deferred	-
Income tax expense	$ 800

Note 7 - Pension Plan

The Company adopted a defined benefit pension plan effective for the year ended December 31, 2005. The plan covers one of the Company's employees and is scheduled to be funded over a five year period ending December 31, 2010. The retirement benefits are being amended to base them on 2% of the average monthly compensation multiplied by the total years of participation, limited to five years. Prior to the amendment the benefits were based upon 3% of the average monthly compensation multiplied by the total years of participation, limited to five years. Annual funding approximates $17,000 per year. The Company paid $19,000 for its funding obligation for the year ending December 31, 2010. As of December 31, 2010, the Company did not owe any additional funds to the plan.

Note 8 - Commitments and contingencies

The Company, in the ordinary course of business, is named in matters arising from its activities as a broker-dealer. In 2010 the Company was a respondent in six FINRA arbitrations all of which involve the sales of secured investment notes sold by Diversified Lending Group (DLG) through the outside business activities of a Company registered representative. The representative had a pre-existing relationship with DLG and sold the DLG secured notes prior to and during his affiliation with the Company. The Company was not involved in the offer or sale of the DLG notes and did not receive any compensation for the sales made by the representative.

Five of the matters settled in April, 2010 with the Company contributing $2,500 to a global settlement. The sixth matter settled in December, 2010, with no liability to the Company.

The Company was also the subject of a FINRA investigation concerning the offering of the DLG secured investment notes sold by the rRepresentative on behalf of DLG. That FINRA inquiry also reviewed certain regulated business practices of the Company which resulted in a letter of caution dated February 10, 2010. The letter of caution indicated that the matters relating to the supervision of outside business activities and private securities transactions have been referred to FINRA's enforcement department. The Company entered into a Letter of Acceptance, Waiver and Consent on December 1, 2010 whereby the Company was censured and fined $7,500. The fine was paid in full December 15, 2010.

Note 8 - Commitments and contingencies (continued)

The Company accrues currently its estimate of the costs to settle or defend these types of matters and, based upon discussions with legal counsel, the Company believes there are no additional costs to settle such matters as of December 31, 2010.

FINRA, also, conducted an examination of the Company in April, 2010, and found that the Company was in general compliance with the rules and regulations of FINRA's member regulation requirements. However, FINRA issued a letter of caution based upon certain deficiencies noted during its examination. The Company has responded to this letter of caution and believes that it has corrected the deficiencies.

Note 9 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, and as calculated in the supplemental information section of these financial statements

As of December 31, 2010, the Company had net capital, as defined under the Rule, of $8,681, which exceeded the minimum requirement of $5,000 by $3,681. The Company's aggregate indebtedness, as defined under the Rule, was 226% of its net capital.

Note 10 - Subsequent events

In accordance with SFAS No. 165, Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through February 23, 2011, the date which these consolidated financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2010 that required recognition or disclosure in such consolidated financial statements.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Lighthouse Capital Corporation
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2010

Balance, January 1, 2010	$ --
Increases (decreases)	--
Balance, December 31, 2010	$ --

Lighthouse Capital Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2010

Net Capital		
Total stockholders' equity		$ 55,908
Petty cash	$ 220	
Commissions Receivable - Non-allowable	1,115	
Accounts receivable – other	8,750	
Officer receivable	30,633	
Prepaid expenses	3,802	
Property and equipment, net	1,007	
Deposits – rent	1,700	
Total non-allowable assets		(47,227)
Net capital		$ 8,681
Total Aggregate Indebtedness		
Accounts payable	$ 5,271	
Commissions payable – securities	14,264	
Payroll & payroll taxes payable	49	
Total aggregate indebtedness		$ 19,584
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)		$ 1,306
Minimum dollar net capital requirement of reporting broker		$ 5,000
Net capital		$ 8,681
Excess net capital		$ 3,681
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)		$ 8,550
Percentage of aggregate indebtedness to net capital		226%

Lighthouse Capital Corporation
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2010

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2010)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$12,248
Audit adjustments	(3,567)
Net capital, as reported herein	$ 8,681

Aggregate indebtedness, as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 18,287
Audit adjustments	1,297
Aggregate indebtedness, as reported herein	$ 19,584

Lighthouse Capital Corporation
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Lighthouse Capital Corporation
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report on Applying Agreed-Upon Procedures Related to the Securities Investor Protection Corporation Assessment Reconciliation

To the Shareholder and Management of Lighthouse Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Form SIPC-7, "Assessment Reconciliation" to the Securities Investor Protection Corporation (SIPC) for the period January 1 through December 31, 2010, which were agreed to by Lighthouse Capital Corporation, Inc, the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) in their regulation of registered brokers and dealers, solely to assist you and the other specified parties in evaluating the compliance by the Company with the applicable instructions of Form SIPC-7. The management of the Company is responsible for the compliance by the Company with those requirements. We conducted this agreed-upon procedures engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which the parties specified in this report requested this report or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with the respective cash disbursement records from the "Bank Check Register" of the Company, noting no differences;
2. Compared the amounts reported on SEC Form X-17A-5 Part II for the period January 1 through December 31, 2010, with the amounts reported on Form SIPC-7 for the period Janauryl 1 through December 31, 2010, noting only immaterial differences;
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers, including SEC Form X-17A-5 Part II, the "General Ledger Report," "Bank Check Register" and "A/R Cash Receipts Journal" of the Company and the monthly "Summary of Correspondent Settlement for the Company, noting only immaterial differences;

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers described above, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which the Company originally computed the overpayment, noting no differences.

The Company did not engage us to, and we did not conduct, an examination, the objective of which would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that we would have reported to you.

We intend this report solely for the information and use of the parties listed above. We do not intend this report for anyone other than the specified parties and no one other than the specified parties should use this report.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 18, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DEC. 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049576 FINRA DEC
LIGHTHOUSE CAPITAL CORPORATION 21*21
659 ABREGO ST. STE 6
MONTEREY CA. 93940-3238

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARY DACUMOS (650) 989-8800

2. A. General Assessment (item 2e from page 2) $ 1175-

B. Less payment made with SIPC-6 filed (exclude interest) (238-)

238.00 JULY 29, 2010
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 937-

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LIGHTHOUSE CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 18th day of Feb, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN. 1, 2010
and ending DEC 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 610,607 -
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	138,982 -
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	1519 -
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	140,501
2d. SIPC Net Operating Revenues	$ 470106
2e. General Assessment @ .0025	$ 1175 -

(to page 1, line 2.A.)

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Lighthouse Capital Corporation

In planning and performing our audit of the financial statements of Lighthouse Capital Corporation (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the internal control over financial reporting (internal control) of the Company as a basis for designing our audit procedures to express our opinion on the financial statements, but not to express an opinion on the effectiveness of the internal control of the Company. Accordingly, we do not express an opinion on the effectiveness of the internal control of the Company.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e).

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, management makes estimates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures in the second paragraph, error or fraud may occur and they may not detect the error or fraud. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the ability of the Company to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that the internal control of the Company will not prevent or detect a misstatement of the financial statements of the Company that is more than inconsequential.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that the internal control of the Company will not prevent or detect a material misstatement of the financial statements.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the practices and procedures of the Company, as described in the second paragraph, were adequate, as of December 31, 2010, to meet the objectives of the SEC.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 18, 2011